Amendment to the By-Laws
                                       of
                 Warburg, Pincus International Growth Fund, Inc.

Pursuant to Article VIII of the By-Laws of Warburg, Pincus International Growth Fund, Inc., the name has changed to Credit Suisse Institutional International Growth Fund, Inc.

Dated the 11th day of May, 2000